
Mail Stop 3628

March 25, 2010

By Facsimile (317) 713-3699 and U.S. Mail

Philip L. McCool
Taft Stettinius & Hollister LLP
One Indiana Square
Suite 3500
Indianapolis, Indiana 46204-2023

Re: Coachmen Industries, Inc.
PRER14A filed March 22, 2010
SEC File No. 1-07160

Dear Mr. McCool:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the above revised filing. The scope of our review is limited to the matters identified in the comments below. Where indicated, we think you should revise the filing in response to those comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

All defined terms have the same meaning as in the preliminary proxy statement referenced above. All page references below refer to the page numbering on the EDGAR version of the filing.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Philip L. McCool, Esq.
March 25, 2010
Page 2

Proxy Statement

General

1.   See comment 2 in our prior letter dated March 18, 2010. You have not marked the form of proxy as a "preliminary copy," as previously requested. See Exchange Act Rule 14a-6(e)(1).

Notice of Other Possible Nominees, page 5

2.   Explain why you believe the GAMCO nomination of three individuals to the Company's Board were deficient. Be specific about what information you believe to be missing and about any other defects you allege.

3.   Refer to our last comment above. In your response letter, explain why you believe such alleged deficiencies in the nominations allow you to disavow votes for the GAMCO nominees if GAMCO proceeds with its own proxy solicitation in support of those nominees. Please be specific in your response, citing appropriate provisions in the company's governing instruments and state law, as appropriate. Include a more general explanation in the revised proxy statement. We may have additional comments after reviewing your analysis.

Closing Comments

        Please amend the proxy statement in response to these comments and provide the requested legal analysis in your response letter. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

        Please direct any questions to me (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                Sincerely,

                                Christina Chalk
                                Senior Special Counsel
                                Office of Mergers & Acquisitions